SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER

THE TRUST INDENTURE ACT OF 1939

PEREGRINE SYSTEMS, INC.

(Name of applicant)

3611 Valley Centre Drive

San Diego, California 92130
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

6-1/2 % Senior Notes Due 2007	Aggregate principal amount of $58,800,000

Approximate date of proposed public offering:

Upon the Effective Date of the Reorganization Plan (as defined herein), presently anticipated to be on or about July 19, 2003

Name and address of agent for service:

Kathryn Vizas, General Counsel
Peregrine Systems, Inc.
3611 Valley Centre Drive
San Diego, California 92130

with copies to:

David J. Barton, Esq.
Pachulski, Stang, Ziehl, Young, Jones & Weintraub, PC
10100 Santa Monica Boulevard
Suite 1100
Los Angeles, CA 90067

GENERAL
Item 1. General information.
Item 2. Securities Act exemption available.
AFFILIATIONS
Item 3. Affiliates.
MANAGEMENT AND CONTROL
Item 4. Directors and executive officers.
Item 5. Principal owners of voting securities.
UNDERWRITERS
Item 6. Underwriters.
CAPITAL SECURITIES
Item 7. Capitalization.
INDENTURE SECURITIES
Item 8. Analysis of indenture provisions.
Item 9. Other obligors.
EXHIBIT INDEX
EX-99.T3A-2
EX-99.T3B-2
EX-99.T3C
EX-99.T3E-1
EX-99.T3E-2
EX-99.T3G

     Peregrine Systems, Inc. (hereinafter the “Applicant” or the “Company”) hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

Item 1. General information.

     (a)  The Applicant is a corporation.

     (b)  The Applicant is organized under the laws of the State of Delaware.

Item 2. Securities Act exemption available.

     Under the terms and subject to the conditions set forth in the Disclosure Statement in support of Fourth Amended Plan of Reorganization of Peregrine Systems, Inc. and Peregrine Remedy, Inc. dated May 29, 2003 (the “Disclosure Statement”) filed as exhibits hereto, the Applicant has offered 6-1/2% Senior Notes due 2007 (the “Notes”) in the aggregate original principal amount of $58,800,000. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”).

     The Notes have been offered by the Applicant in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 1145 of Title 11 of the United States Code, as amended. The Fourth Amended Plan of Reorganization of Peregrine Systems, Inc. and Peregrine Remedy, Inc., As Modified (the “Reorganization Plan”) contemplates, among other things, the restructuring of the outstanding debt of the Applicant and its direct wholly-owned subsidiary, Peregrine Remedy, Inc., in part through the issuance by the Applicant of the Notes as set forth in the Reorganization Plan. For a more complete description of the Notes, reference is made to the Reorganization Plan and the Indenture.

     The Notes are to be issued as of the Effective Date as defined in the Reorganization Plan (the “Effective Date”). The effectiveness of the Reorganization Plan is subject to the satisfaction of various conditions.

AFFILIATIONS

Item 3. Affiliates.

     Set forth below is a list of all direct and indirect subsidiaries of the Applicant as of the date of this Application.

Subsidiary	Percentage of Ownership

Extricity GmbH	100% by Applicant
Peregrine Extricity BV	100% by Applicant
Peregrine California Padres, Inc.	100% by Applicant
Peregrine Ontario Blue Jays, Inc.	100% by Applicant
Peregrine Federal Systems, Inc.	100% by Applicant
Prototype Inc.	100% by Applicant
Knowlix Corp.	100% by Applicant
Peregrine Bridge Subsidiary, Inc.	100% by Applicant
Peregrine Systems Global, Ltd.	100% by Applicant
Peregrine Bodha Inc.	100% by Applicant
Fprint UK Ltd.	100% by Applicant
Peregrine Systems International Inc., FSC	100% by Applicant
Peregrine Systems do Brasil Limita	100% by Applicant
ExchangeBridge, Inc.	100% by Applicant
Peregrine Nova Scotia Co.	100% by Applicant
Ballgame Acquisition Corp.	100% by Applicant
October Acquisition Corporation	25% by Applicant and 75% by Ballgame Acquisition Corp.
Peregrine Remedy, Inc.	100% by Applicant
Remedy FSC, Ltd.	100% by Peregrine Remedy, Inc.
Remedy KK	100% by Peregrine Remedy, Inc.
Remedy Argentina S.A.	99.99% by Peregrine Remedy, Inc. and 0.01% by Security Holding
Remedy GmbH	100% by Peregrine Remedy, Inc.
Remedy Software AB	100% by Peregrine Remedy, Inc.
Peregrine Remedy Cayman, Ltd.	35% by Peregrine Remedy, Inc. and 65% by Old Colony Nominees
Remedy Acquisition Corp.	100% by Peregrine Remedy, Inc.
Remedy HK, Ltd.	100% by Peregrine Remedy, Inc.
Remedy do Brazil Ltda.	99% by Peregrine Remedy, Inc. and 1% by Peregrine Remedy Cayman, Ltd.
Remedy Spain SL	100% by Peregrine Remedy, Inc.
Remedy Switzerland GMBH	95% by Peregrine Remedy, Inc. and 5% owned by Remedy Cayman, Ltd.
Remedy Ptd., Ltd.	100% by Peregrine Remedy, Inc.
Peregrine Systems de Mexico, S de R.L. de C.V.	99% by Peregrine Remedy, Inc. and 1% by Ron Fior
Remedy S.r.l	100% by Peregrine Remedy, Inc.
Remedy S.A.R.L	100% by Peregrine Remedy, Inc.
Remedy Canada Ltd.	100% by Peregrine Remedy, Inc.
Remedy Pty., Ltd.	100% by Peregrine Remedy, Inc.
Remedy UK, Ltd.	100% by Peregrine Remedy, Inc.
Remedy Software Solutions BV	100% by Peregrine Remedy, Inc.
Remedy France Holdings S.A.S	100% by Peregrine Remedy, Inc.

     See Items 4 and 5 of this Application for other persons who may be deemed to be “affiliates” of the Applicant.

MANAGEMENT AND CONTROL

Item 4. Directors and executive officers.

     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and executive officer listed below is 3611 Valley Centre Drive, San Diego, California 92130.

Name	Office

Gary Greenfield	Director and Chief Executive Officer

Clifton T. Weatherford	Director

Peter van Cuylenburg	Director

Richard H. Koppes	Director

John Mutch	Director

Kenneth Sexton	Executive Vice President and Chief Financial Officer

Frederic B. Luddy	Chief Technology Officer

Andrew V. Cahill	Executive Vice President, Global Field Operations

Mary Lou O’Keefe	Senior Vice President, Human Resources

Deborah Traub	Senior Vice President, Product Management and Development

Nicole Eagan	Senior Vice President, Global Marketing

Craig Ryall	Senior Vice President, North American Sales

Alan Kerr	Vice President and General Manager, EMEA

Beth Martinko	Senior Vice President, Customer Support and Education

     It is anticipated that the individuals currently serving as directors and executive officers of the Applicant will continue to serve in the same capacity listed above as of the Effective Date.

Item 5. Principal owners of voting securities.

     The following table sets forth certain information as to each person currently owning 10% or more of the voting securities of the Applicant as of July 2, 2003.

			Percentage of
			Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned

Mark Nelson	Common Stock	24,839,500	12.58%
3611 Valley Centre Drive
San Diego, CA 92130

     The Applicant is unable to determine the identity of persons that will own 10% or more of the Applicant’s voting securities immediately following the Effective Date.

UNDERWRITERS

Item 6. Underwriters.

     (a)  In November 2000, Banc of America Securities LLC, Bear, Stearns & Co., Inc. and Prudential Volpe Technology conducted a private placement of the Applicant’s 5-1/2% Convertible Subordinated Notes due 2007 in an aggregate original principal amount of $287,500,000. The private placement was completed without registration under the Securities Act of 1933, as amended, in reliance on SEC Rule 144A.

     (b)  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7. Capitalization.

     (a)  The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of July 2, 2003:

	Number of Shares	Number of Shares
Title of Class	Or Amount Authorized	or Amount Outstanding

Common Stock	500,000,000	197,416,539

Preferred Stock	5,000,000	-0-

5-1/2% Convertible Subordinated Notes due 2007	$287,500,000	$287,500,000

     The following table sets forth certain information with respect to each authorized class of securities of the Applicant proposed as of the Effective Date:

	Number of Shares	Number of Shares or
Title of Class	or Amount Authorized	or Amount Outstanding

Common Stock	100,000,000	15,000,000[1]

Preferred Stock	5,000,000	-0-

6-1/2% Senior Notes due 2007	$58,800,000	$58,800,000

     (b)  Each outstanding share of the Applicant’s common stock entities the holder thereof to one vote on all matters submitted to a vote at all meetings of the Applicant’s common stockholders. None of the other classes of securities identified in Item 7(a) is entitled to voting rights.

[1]	This amount excludes up to 2,650,000 shares of Common Stock issuable under the Employee Stock Plan (as defined in the Reorganization Plan).

INDENTURE SECURITIES

Item 8. Analysis of indenture provisions.

     The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the Indenture in the form filed as an exhibit hereto. Capitalized terms used below are not defined herein have the same meanings as in the Indenture.

     (a)  Definition of Default and Withholding of Notice. Under the Indenture, the term “Default” is defined as any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default. Under the Indenture, an “Event of Default” occurs if:

          (1) the Company defaults in the payment of interest on any Note when the same becomes due and payable and the Default continues for a period of 30 days after the date due and payable;

          (2) the Company defaults in the payment of the principal or any installment of principal of any Note when the same becomes due and payable, at maturity or otherwise, upon optional redemption, upon declaration or otherwise;

          (3) the Company fails to observe or perform any other covenant or agreement contained in this Indenture or the Notes, required by it to be performed and the Default continues for a period of 60 days after notice from the Trustee to the Company or from the Holders of 25% in aggregate principal amount of the then outstanding Notes to the Company and the Trustee;

          (4) the Company or any of its Subsidiaries fails to pay when due principal or interest on Indebtedness for money borrowed by the Company or its Subsidiaries, the principal amount of which exceeds $20.0 million, or the acceleration of such Indebtedness, that is not cured or withdrawn within 15 days after the date of written notice from the Trustee to the Company or from Holders of 25% in the aggregate principal amount of the then outstanding Notes to the Company and the Trustee;

          (5) the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of two or more Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

               (i) commences a voluntary case;

               (ii) consents to the entry of an order for relief against it in an involuntary case in which it is the debtor;

               (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property;

               (iv) makes a general assignment for the benefit of its creditors; or

               (v) generally is unable to pay its debts as the same become due; or

          (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (i) is for relief against the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of two or more Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

               (ii) appoints a Custodian of the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of two or more Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of its property;

               (iii) orders the liquidation of the Company or any of its Subsidiaries that is a Significant Subsidiary or any group of two or more Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days.

     Under the Indenture, if a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment on any Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders.

     (b)  Authentication and Delivery of Indenture Securities; Application of Proceeds. The Notes will be executed on behalf of the Company by the Chief Executive Officer, the Chief Financial Officer, the Chief Technology Officer, the Secretary or any Vice President of the Company. The signature of any of these officers may be manual or by facsimile. A Note will not be valid until authenticated by the manual signature of an authorized officer of the Trustee. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Notes, in which case the authenticating agent may authenticate Notes in the same manner as the Trustee and may exercise the same rights as an Agent to deal with Holders, the Company or an Affiliate.

     The Notes shall be issued initially in the form of one or more permanent Global Notes in definitive, fully registered form, which shall be deposited with the Trustee, as custodian, for the Depositary, and registered in the name of the Depositary or the nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The Company shall execute and the Trustee shall authenticate and deliver initially one or more Global Notes that (a) shall be registered in the name of the Depositary for such Global Note or Global Notes or the nominee of such Depositary and (b) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instructions or held by the Trustee as custodian for the Depositary. A Global Note is exchangeable for definitive notes in registered certificated form in certain events, such as a continuing Event of Default or a withdrawal by the depositary without appointment of a successor depositary.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Reorganization Plan.

     (c)  Release and/or Substitution of Collateral. Not applicable.

     (d)  Satisfaction and Discharge of the Indenture. The Indenture will be discharged and will cease to be of any further effect (other than certain specified obligations) when all outstanding Notes theretofore authenticated and issued have been delivered to the Trustee for cancellation and the Company has paid all sums under the Indenture.

     (e)  Evidence of Compliance. The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company, an Officers’ Certificate stating that a review of the activities of the Company and its subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under, and complied with the covenants and conditions contained in, the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant, and complied with the covenants and conditions contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge).

     Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee (i) an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with, and (ii) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Item 9. Other obligors.

     Other than the Applicant, no person is an obligor with respect to the Notes.

Contents of application for qualification. This application for qualification comprises—

     (a)  Pages numbered 1 to 9, consecutively.

     (b)  The statement of eligibility and qualification of each trustee under the indenture to be qualified.

     (c)  The following exhibits in addition to those filed as a part of the statement:

Exhibit T3A-1	Amended and Restated Certificate of Incorporation of Applicant, as amended (incorporated herein by reference to Exhibit 3.1 to Applicant’s Form 10-Q for the fiscal quarter ended December 31, 2000)

Exhibit T3A-2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Applicant

Exhibit T3B-1	Bylaws of Applicant (incorporated herein by reference to Exhibit 3.2 to Applicant’s registration statement on Form S-1 filed on February 10, 1997 (Registration No. 333-21483))

Exhibit T3B-2	Certificate of Amendment of Bylaws of Applicant

Exhibit T3C	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement in Support of Fourth Amended Plan of Reorganization of Applicant and Peregrine Remedy, Inc., dated May 29, 2003

Exhibit T3E-2	Fourth Amended Plan of Reorganization of Applicant and Peregrine Remedy, Inc., As Modified, dated July 3, 2003

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C)

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Peregrine Systems, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Diego and State of California, on the 7th day of July, 2003.

[SEAL]			PEREGRINE SYSTEMS, INC

			By:	/s/ Gary Greenfield

				Name:	Gary Greenfield
				Title:	Chief Executive Officer

Attest:	/s/ Kathryn Vizas

	Name:	Kathryn Vizas
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A-1	Amended and Restated Certificate of Incorporation of Applicant, as amended (incorporated herein by reference to Exhibit 3.1 to Applicant’s Form 10-Q for the fiscal quarter ended December 31, 2000)

Exhibit T3A-2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Applicant

Exhibit T3B-1	Bylaws of Applicant (incorporated herein by reference to Exhibit 3.2 to Applicant’s registration statement on Form S-1 filed on February 10, 1997 (Registration No. 333-21483))

Exhibit T3B-2	Certificate of Amendment of Bylaws of Applicant

Exhibit T3C	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement in Support of Fourth Amended Plan of Reorganization of Applicant and Peregrine Remedy, Inc., dated May 29, 2003

Exhibit T3E-2	Fourth Amended Plan of Reorganization of Applicant and Peregrine Remedy, Inc., As Modified, dated July 3, 2003

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C)

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1